SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HEALTH BENEFITS DIRECT CORPORATION
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(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

42220V107
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(CUSIP Number)

Donald R. Caldwell
Five Radnor Corporate Center, Suite 555
Radnor, Pennsylvania 19087
(610) 995-2650
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 14, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or  240.13d-1(g), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42220V107
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(1)     Names of reporting persons: The Co-Investment Fund II, L.P.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)                OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) |_|
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(6)    Citizenship or place of organization          Delaware
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)    Shared voting power                     27,314,124
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(9)    Sole dispositive power
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(10)  Shared dispositive power                     27,314,124
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(11) Aggregate amount beneficially owned by each reporting person           27,314,124

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (seeinstructions)    |_|
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(13)    Percent of class represented by amount in Row (11)       43.8%
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(14)      Type of reporting person (see instructions)                  PN
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CUSIP No. 42220V107
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(1)     Names of reporting persons: Co-Invest Management II, L.P.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)             OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) |_|
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(6)    Citizenship or place of organization             Delaware
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)    Shared voting power             27,314,124
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(9)    Sole dispositive power
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(10)  Shared dispositive power              27,314,124
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(11) Aggregate amount beneficially owned by each reporting person           27,314,124

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (seeinstructions)    |_|
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(13)    Percent of class represented by amount in Row (11)       43.8%
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(14)    Type of reporting person (see instructions)              PN
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CUSIP No. 42220V107
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(1)     Name of reporting persons: Co-Invest II Capital Partners, Inc.

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)                OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) |_|
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(6)    Citizenship or place of organization            Delaware
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power
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(8)    Shared voting power            27,314,124
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(9)    Sole dispositive power
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(10)  Shared dispositive power            27,314,124
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(11) Aggregate amount beneficially owned by each reporting person           27,314,124

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (seeinstructions)    |_|
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(13)    Percent of class represented by amount in Row (11)       43.8%
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(14)      Type of reporting person (see instructions)                  CO
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CUSIP No. 42220V107
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(1)     Name of reporting persons: Donald R. Caldwell

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(2)     Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)     SEC use only
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(4)     Source of funds (see instructions)                 OO
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(5)      Check if disclosure of legal proceedings is required pursuant to
           Items 2(d) or 2(e) |_|
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(6)    Citizenship or place of organization               United States of America
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Number of shares beneficially owned by each reporting person with:
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(7)   Sole voting power                              99,010
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(8)   Shared voting power                     27,314,124
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(9)   Sole dispositive power                     99,010
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(10)  Shared dispositive power                27,314,124
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(11) Aggregate amount beneficially owned by each reporting person           27,413,134

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(12)   Check if the aggregate amount in Row (11) excludes certain shares (seeinstructions)    |_|
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(13)    Percent of class represented by amount in Row (11)     43.98%
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(14)      Type of reporting person (see instructions)                 IN
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Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed jointly by The Co-Investment Fund II, L.P., a Delaware limited partnership ("Co-Investment Fund II"), Co-Invest Management II, L.P., a Delaware limited partnership ("Co-Invest Management"), Co-Invest II Capital Partners, Inc., a Delaware corporation ("Co-Invest Capital Partners"), and Donald R. Caldwell to amend the Schedule 13D jointly filed by them relating to the acquisition by Co-Investment Fund II of 5,000,000 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Health Benefits Direct Corporation, a Pennsylvania corporation (the "Issuer") and relating to warrants (the "Common Stock Warrants") issued to Co-Investment Fund II to purchase 5,000,000 shares of Common Stock. The address of the principal executive offices of the Issuer is 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.

This Amendment is being filed in connection with the acquisition by Co-Investment Fund II of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Convertible Preferred Stock") and warrants to purchase 1,000,000 shares of Convertible Preferred Stock (the "Preferred Stock Warrants").

Item 3  Source and Amount of Funds or Other Consideration

The Shares and Common Stock Warrants were purchased from the Issuer by Co-Investment Fund II on March 31, 2008 in a private placement transaction for $4,000,000. On March 30, 2007, Co-Investment Fund II purchased from the Issuer 1,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock in a private placement transaction for $2,250,000. The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies. The 99,010 shares of Common Stock issued to Mr. Caldwell were issued to him as director of the Issuer without payment therefor.

The Convertible Preferred Stock and Preferred Stock Warrants were purchased from the Issuer by Co-Investment Fund II on January 14, 2009 for $4,000,000. The source of the funds for this purchase was the funds held by Co-Investment Fund II for investment in portfolio companies.

Item 4. Purpose of Transaction

Co-Investment Fund II purchased the Shares and Common Stock Warrants for investment purposes. In connection with the purchase, Co-Investment Fund II entered into a Letter Agreement with the Issuer dated March 31, 2008 (the "Letter Agreement") pursuant to which the Issuer agreed to create one vacancy on the Issuer’s Board by increasing the size of the Board from nine to ten directors. The Issuer also agreed to take all necessary action to appoint Donald Caldwell as a member and Co-Chairman of the Board and as the Chairman of the Audit Committee. In addition, the Issuer agreed to include Mr.Caldwell and Frederick Tecce (or, in the event of either of their resignations or removal, such other individuals as Co-Investment Fund II may designate) on the Board’s slate of nominees for election as directors of the Issuer and to use its best efforts to cause the election of such individuals for so long as Co-Investment Fund II holds shares of Common Stock in an amount equal to at least 50% of the Shares purchased on March 31, 2008.

Co-Investment Fund II purchased the Convertible Preferred Stock and Preferred Stock Warrants for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)
Mr. Caldwell owns 99,010 shares of Common Stock of the Issuer and Co-Investment Fund II owns 6,000,000 shares of Common Stock of the Issuer and warrants to purchase 20,963,247 shares of Common Stock of the Issuer. Co-Investment Fund II may also be deemed to be the beneficial owner of the 99,010 shares of Common Stock of the Issuer held by Mr. Caldwell.

Co-Invest Management may be deemed to beneficially own 27,413,134 shares of Common Stock (or 43.98% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Investment Fund II.

Co-Invest Capital Partners may be deemed to beneficially own 27,413,134 shares of Common Stock (or 43.98% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as the general partner of Co-Invest Management.

Donald Caldwell may be deemed to beneficially own 27,413,134 shares of Common Stock (or 43.98% of the shares of Common Stock outstanding and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) as a director, officer, and shareholder of Co-Invest Capital Partners and as the direct owner of 99,010 shares of Common Stock.

The foregoing amounts do not include the Convertible Preferred Stock, which is a separate class of security which is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, but do give effect to the anti-dilution adjustments to the Common Stock Warrants and other warrants held by the reporting persons resulting from the issuance of the Convertible Preferred Stock. The Company has disputed the application of those anti-dilution adjustments to the issuance of the Convertible Preferred Stock.

The foregoing should not be construed as an admission by any reporting person as to its or his beneficial ownership of any shares of Common Stock owned by another reporting person.

(b)	See rows (7) through (10) of the cover page for each reporting person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)	The Shares and Warrants were purchased from the Issuer in a private placement transaction for an aggregate purchase price of $4,000,000.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to
Securities of the Issuer

Common Stock Warrants

The terms of the Common Stock Warrants permit the Issuer, at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least two times the exercise price per share (which exercise price was initially $0.80 and is subject to adjustment) provided that certain other conditions have been satisfied, to call the outstanding Warrants.

Convertible Preferred Stock

Each share of  Convertible Preferred Stock is convertible into 20 shares of Common Stock commencing on the date (the "Common Stock Authorization Date") on which either (a) an amendment to the Issuer's certificate of incorporation increasing the number of the Issuer's authorized shares of Common Stock to 200,000,000 shall have been filed with the Secretary of State of Delaware and become effective, or (b) the full number of shares of Common Stock issuable upon conversion or exercise of all shares of Convertible Preferred Stock and Preferred Stock Warrants have become available and reserved for issuance upon exercise or conversion of such securities. The holders of Convertible Preferred Stock are entitled to vote together with the holders of Common Stock as a single class, with each share of Convertible Preferred Stock having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Convertible Preferred Stock, voting as a class with any other series of preferred stock ranking equally with the Convertible Preferred Stock and entitled to vote:

(i)           any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the certificate of designation creating the Convertible Preferred Stock) or the Issuer’s by-laws that would alter or change the voting powers, preferences or special rights of the Convertible Preferred Stock so as to affect them adversely;

                                (ii)           any amendment or alteration of the Issuer’s certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer’s capital stock unless such capital stock ranks junior to the Convertible Preferred Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events); or

(iii)           any issuance of Common Stock prior to the Common Stock Authorization Date, except pursuant to (A) rights, options or warrants to subscribe for, purchase, or otherwise acquire Common Stock ("Options") outstanding on the date of initial issuance of the Convertible Preferred Stock, (B) securities convertible into or exchangeable for Common Stock ("Convertible Securities") outstanding on the date of initial issuance of the Convertible Preferred Stock, (C) any equity compensation plan for the benefit of employees of, or consultants to, the Company approved by the Board of Directors and in existence on the date of initial issuance of the Convertible Preferred Stock, and (D) the Convertible Preferred Stock or Options or Convertible Securities issued to the Holders of the Convertible Preferred Stock.

In addition, for so long as 1,000,000 shares of Convertible Preferred Stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Convertible Preferred Stock at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Convertible Preferred Stock and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a "Fundamental Transaction", unless such transaction, when consummated, will provide the holders of Convertible Preferred Stock with an amount per share equal to $10.00, plus any dividends declared, but unpaid thereon. A "Fundamental Transaction" is (1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer's assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

Preferred Stock Warrants

At any time after the "Stockholder Approval Deadline" and  prior to the earlier of the Common Stock Authorization Date and January 13, 2014, each Preferred Stock Warrant is exercisable for one share of Convertible Preferred Stock at an initial exercise price of $0.20 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment). The "Stockholder Approval Deadline" is March 30, 2009, unless the Securities and Exchange Commission reviews the proxy statement to be filed by the Issuer seeking stockholder approval for an increase in the Issuer's authorized shares of Common Stock, in which case the "Stockholder Approval Deadline" is April 14, 2009.

After the Common Stock Authorization Date and prior to January 13, 2014, each Preferred Stock Warrant will be exercisable for 20 shares of Common Stock at an initial exercise price of $0.20 per share (subject to adjustment pursuant to certain anti-dilution provisions, including a "full ratchet" adjustment).

The terms of the Preferred Stock Warrants permit the Issuer, at any point after which (a) the Common Stock Authorization Date has occurred and (b) the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share (initially $1.60, subject to adjustment) provided that certain other conditions have been satisfied, to call the outstanding Preferred Stock Warrants.

Item 7. Material to be Filed as Exhibits

The Common Stock Warrants, the Letter Agreement, and related documentation associated with the purchase of the Shares and Warrants by Co-Investment Fund II are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on March 31, 2008.

The Issuer's Certificate of Designation for the Convertible Preferred Stock and the Preferred Stock Warrants are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on January 21, 2009.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

                                                THE CO-INVESTMENT FUND II, L.P.
                By:  Co-Invest Management II, L.P., its General Partner
                By:  Co-Invest II Capital Partners, Inc. its General Partner

                By:  /s/ Brian Adamsky
                ---------------------------------
                Brian Adamsky, Chief Financial Officer

                CO-INVEST MANAGEMENT II, L.P.

                By:  Co-Invest II Capital Partners, Inc., its General Partner

                By:  /s/ Brian Adamsky
                ---------------------------------
                Brian Adamsky, Chief Financial Officer

                CO-INVEST II CAPITAL PARTNERS, INC.

                By:  /s/ Brian Adamsky
                ---------------------------------
                Brian Adamsky, Chief Financial Officer

                /s/ Donald R. Caldwell
                ---------------------------------
                DONALD R. CALDWELL

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 9th day of April, 2008.

/s/ Donald R. Caldwell ------------------------ DONALD R. CALDWELL

THE CO-INVESTMENT FUND II, L.P.
By:  Co-Invest Management II, L.P, its General Partner
By:  Co-Invest II Capital Partners, Inc. its General Partner

By:  /s/ Brian Adamsky
-----------------------------
Brian Adamsky, Chief Financial Officer

CO-INVEST MANAGEMENT II, L.P. By: Co-Invest II Capital Partners, Inc. its General Partner By: /s/ Brian Adamsky ----------------------------- Brian Adamsky, Chief Financial Officer
CO-INVEST II CAPITAL PARTNERS, INC. By: /s/ Brian Adamsky ----------------------------- Brian Adamsky, Chief Financial Officer